FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into Teva’s effective Registration Statement on Form F-3 (File No. 333-178400), under the Securities Act of 1933, as amended.

On December 18, 2012, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through two of its special purpose finance subsidiaries, the offering of an aggregate of $2.0 billion of debt securities, comprising:

(i)	$1.3 billion in aggregate principal amount of 2.950% Senior Notes due December 18, 2022 (the “2022 Notes”) of Teva Pharmaceutical Finance Company B.V., an indirect, wholly owned subsidiary of Teva (“Teva BV”); and

(ii)	$700 million in aggregate principal amount of 2.250% Senior Notes due March 18, 2020 (the “2020 Notes” and, together with the 2022 Notes, the “Notes”) of Teva Pharmaceutical Finance IV, LLC, an indirect, wholly owned subsidiary of Teva (“Teva LLC”).

All of the Notes were guaranteed by Teva.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. The underwriting discounts and commissions are equal to 0.450% of the principal amount of the 2022 Notes and 0.400% of the principal amount of the 2020 Notes.

	Per $1,000 Principal Amount	Total
2022 notes	$4.50	$5,850,000
2020 notes	4.00	2,800,000

Total		$8,650,000

All of the Notes were offered pursuant to Teva’s effective Registration Statement on Form F-3 (File No. 333-178400), under the Securities Act of 1933, as amended. This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into such Registration Statement.

The Underwriting Agreement, dated December 13, 2012, by and among Teva, Teva BV and Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the 2022 Notes is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

The Underwriting Agreement, dated December 13, 2012, by and among Teva, Teva LLC and Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the 2020 Notes is attached hereto as Exhibit 1.2 and is incorporated herein by reference.

The 2022 notes were issued pursuant to a Senior Indenture, dated as of November 10, 2011 (the “Teva BV Base Indenture”), as supplemented by a Second Supplemental Senior Indenture, dated as of December 18, 2012 (the “Teva BV Supplemental Indenture”), by and among Teva BV, Teva and The Bank of New York Mellon, as trustee. The Teva BV Base Indenture was previously filed as Exhibit 4.3 to Teva’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011, and is incorporated herein by reference. The Teva BV Supplemental Indenture, together with the form of the 2022 Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

The 2020 notes were issued pursuant to a Senior Indenture, dated as of November 10, 2011 (the “Teva LLC Base Indenture”), as supplemented by a Second Supplemental Senior Indenture, dated as of December 18, 2012 (the “Teva LLC Supplemental Indenture”), by and among Teva LLC, Teva and The Bank of New York Mellon, as trustee. The Teva LLC Base Indenture was previously filed as Exhibit 4.1 to Teva’s Report on Form 6-K filed with the SEC on November 10, 2011, and is incorporated herein by reference. The Teva LLC Supplemental Indenture, together with the form of the 2020 Notes, is attached hereto as Exhibit 4.4 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky Stern Marciano Cohen Levitski & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of VanEps Kunneman VanDoorne as to matters of Curaçao law is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date: December 18, 2012

EXHIBITS

1.1	Underwriting Agreement, dated December 13, 2012, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Company B.V. and Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto.

1.2	Underwriting Agreement, dated December 13, 2012, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance IV, LLC and Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto.

4.1	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (incorporated by reference to Exhibit 4.3 to the Report on Form 6-K of Teva Pharmaceutical Industries Limited filed with the SEC on November 10, 2011).

4.2	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the form of the 2022 Notes).

4.3	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K of Teva Pharmaceutical Industries Limited filed with the SEC on November 10, 2011).

4.4	Second Supplemental Senior Indenture, dated as of December 18, 2012, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the form of the 2020 Notes).

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of VanEps Kunneman VanDoorne.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of VanEps Kunneman VanDoorne (included in Exhibit 5.3 hereto).